Antigenics Inc.

162 Fifth Avenue, Suite 900

New York, New York 10010

March 18, 2010

VIA EDGAR

Mr. Jeffrey Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Securities and Exchange Commission (“SEC”) Comment Letter dated March 17, 2010 with respect to the Preliminary Proxy Statement (File No. 000-29089) (the “Preliminary Proxy Statement”) filed by Antigenics Inc. (the “Company”) with the SEC on March 15, 2010.

Dear Mr. Riedler:

This letter responds to the staff’s comments on the above referenced Preliminary Proxy Statement. For convenience, we have repeated the text of the staff’s comments by number and in bold. Our response is denoted with an “R.” Underlines denote additions.

Preliminary Proxy Statement filed March 15, 2010

1. Please disclose any plans or commitments your company has to issue the newly authorized shares of common stock that will become available for issuance as a result of the reverse stock split.

R. The definitive proxy statement will be revised to reflect this comment by adding a new sentence after the second sentence of the first bullet under the heading “Possible Effects of the Reverse Stock Split” in proposal 2. The bullet will read as follows:

•

Immediately after the reverse stock split is implemented, Company common stockholders will own fewer shares than they currently own. By reducing the number of shares outstanding without a corresponding reduction in the number of shares authorized but unissued common stock, the reverse stock split will have the effect of increasing the number of authorized but unissued shares. The Company does not currently have any plans to issue any of the authorized but unissued shares of common stock that would become available for issuance if the reverse stock split of our outstanding shares of common stock is approved by our stockholders and subsequently effected by the Board. Any outstanding options or warrants would also be adjusted by the same split ratio. The following table shows the number of shares that would be (a) issued and outstanding, (b) authorized and reserved for issuance upon the exercise of outstanding capital stock options and warrants, vesting of nonvested.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 994-8200 with any questions regarding this letter.

Very truly yours,

ANTIGENICS INC.

By:	/S/ Shalini Sharp
	Name:	Shalini Sharp
	Title:	Chief Financial Officer